qaZING, INC.

FINANCIAL STATEMENTS
FOR THE FOUR MONTH PERIOD ENDED
DECEMBER 31, 2015
AND
INDEPENDENT AUDITORS' REPORT

OSTER & WHEELER, PC

Certified Public Accountants

86 West Street, PO Box 623, Keene, NH 03431
Phone: (603) 352-4500   Fax: (603) 352-8558

14 Grove Street, Peterborough, NH 03458
Phone: (603) 924-3062   Fax: (603) 924-7805

OSTER & WHEELER, PC

Certified Public Accountants

86 West Street, PO Box 623, Keene, NH 03431
Phone: (603) 352-4500 Fax: (603) 352-8558

14 Grove Street, Peterborough, NH 03458
Phone: (603) 924-3062 Fax: (603) 924-7805

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
qaZING, Inc.:

We have audited the accompanying financial statements of qaZING, Inc. which comprise the balance sheet as of December 31, 2015 and the related statements of income and accumulated deficit, changes in stockholder's equity and cash flows for the four month period then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

boster@osterwheeler.com cwheeler@osterwheeler.com cprigge@osterwheeler.com
mmenard@osterwheeler.com rhaight@osterwheeler.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of qaZING, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the four months then ended in accordance with accounting principles generally accepted in the United States of America.

Oster & Wheeler, P.C.

Keene, New Hampshire
April 26, 2016

boster@osterwheeler.com cwheeler@osterwheeler.com cprigge@osterwheeler.com
mmenard@osterwheeler.com rhaight@osterwheeler.com


qaZING, INC.
BALANCE SHEET
DECEMBER 31, 2015



ASSETS


CURRENT ASSETS:		
Cash	$	2,170
Total current assets		2,170
OTHER ASSETS:		
Intangible assets, net of amortization of $417		24,583
Total other assets		24,583
Total assets	$	26,753


LIABILITIES AND STOCKHOLDER'S EQUITY


CURRENT LIABILITIES:		
Line of credit	$	10,000
Accrued interest		41
Total current liabilities		10,041
Total liabilities		10,041
STOCKHOLDER'S EQUITY:		
Common stock, .001 par value; 60,000,000 shares authorized, 25,000,000 issued and outstanding		25,000
Accumulated deficit		(8,288)
Total stockholder's equity		16,712
Total liabilities and stockholder's equity	$	26,753


The accompanying notes to the financial statements are an integral part of these statements.


qaZING, INC.
STATEMENT OF INCOME AND ACCUMULATED DEFICIT
FOR THE FOUR MONTH PERIOD ENDED DECEMBER 31, 2015

NET REVENUES:	$	-
EXPENSES:		
Research and development		7,365
Amortization expense		417
Advertising expense		160
Bank charges		120
Meals and entertainment		79
Vehicle expense		73
Interest expense		41
Other expenses		33
Total expenses		8,288
NET LOSS		(8,288)
ACCUMULATED DEFICIT, beginning of year		-
ACCUMULATED DEFICIT, end of year	$	(8,288)

The accompanying notes to the financial statements are an integral part of these statements.


qaZING, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE FOUR MONTH PERIOD ENDED DECEMBER 31, 2015


	COMMON STOCK	ACCUMULATED DEFICIT
BALANCE AT SEPTEMBER 1, 2015	$ -	$ -
Issuance of common stock	25,000	-
Net loss	-	(8,288)
BALANCE AT DECEMBER 31, 2015	$ 25,000	$ (8,288)


qaZING, INC.
STATEMENT OF CASH FLOWS
FOR THE FOUR MONTH PERIOD ENDED DECEMBER 31, 2015


CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(8,288)
Adjustments to reconcile change in accumulated deficit to		
net cash used in operating activities:		
Amortization		417
Increase in the following liabilities:		
Accrued interest		41
Total adjustments		458
Net cash used in operating activities		(7,830)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from line of credit		10,000
Net cash provided by financing activities		10,000
NET INCREASE IN CASH		2,170
CASH, beginning of period		-
CASH, end of period	$	2,170

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

Non-cash investing and financing activities:

The Company issued $25,000 of common stock in lieu of payment for organizational
costs of $17,000 and intellectual property of $8,000


The accompanying notes to the financial statements are an integral part of these statements.


1. <u>Summary of significant accounting policies</u>:

<u>Nature of business</u> – qaZING, Inc. (the "Company") was formed on September 10, 2015, as a Delaware corporation. The Company is presently headquartered in Peterborough, New Hampshire. The company is seeking to establish an on-demand software platform and marketplace to help service providers and clients do business. The principal mechanism for the use of this marketplace is anticipated to be a computer application that is deployed on mobile devices. The Company believes there is an untapped need for this marketplace, and that the advent of smartphones with built-in GPS capabilities makes this product potentially very functional and practical. To date, the Company has had extremely limited operations. It is actively developing a website and a mobile device software application to create its marketplace platform to connect service providers with clients.

<u>Basis of accounting</u> – qaZING, Inc. prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP). This basis of accounting requires the application of accrual accounting.

<u>Basis of presentation</u> – The financial statement presentation follows the recommendations of the American Institute of Certified Public Accountants.

<u>Income taxes</u> – The Company is a corporation under the federal tax code. As such, it files an annual Form 1120 (U.S. Income Tax Return for Corporations). The Company accounts for income taxes in accordance with FASB ASC 740-10, *Accounting for Uncertainty in Income Taxes*, which prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the four month period ended December 31, 2015, the Company has no material uncertain tax positions to be accounted for in the financial statements. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense. There were no such expenses for the four month period ended December 31, 2015.

<u>Cash equivalents</u> – For the purpose of the statements of cash flows, the Company considers cash equivalents to be all highly liquid securities with an original maturity of three months or less.

<u>Amortization</u> – The Company follows the policy of charging to expense annual amounts of amortization which allocate the cost of intangible assets over their estimated useful lives. The Company uses the straight-line method for determining annual charges for amortization. Costs related to acquiring organizational costs and other intangible assets are capitalized and amortized over the assets' estimated useful lives. Generally, these intangible assets are amortized over 15 years, which commences once the asset is obtained.

1. Summary of significant accounting policies (continued):

   Recognition of revenue and expenses – The Company's books and records are maintained on the accrual basis of accounting whereby revenues are recorded when services are delivered, and expenses are recorded as incurred.

   Advertising costs – The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place. Advertising expense was $160 in 2015.

   Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Intangible assets:

   As of December 31, 2015, intangible assets were comprised of the following:

Organizational costs	$ 17,000
Intellectual property	8,000
	25,000
Less - accumulated amortization	417
	$ 24,583

3. Line of credit:

   On October 1, 2015, the Company entered into a line of credit agreement with a certain related party for $100,000. It is available for working capital purposes. The line is on demand and bears interest at a rate of 2% per annum. Any unpaid principal and interest amounts are due on December 1, 2016. At December 31, 2015, the Company had $10,000 drawn on the line that is reported on the balance sheet as a current liability.

4. Preferred stock:

   At December 31, 2015, there were 20,000,000 shares of preferred stock authorized, no shares were issued and outstanding.

5. Issuance of common stock:

On September 10, 2015 the Corporation issued 25,000,000 shares of $.001 par value common stock to a single corporate stockholder in a non-cash transaction. In lieu of cash, the Company received intellectual property valued at $8,000 and the stockholder paid for the Company's organizational costs totaling $17,000. The value of the intellectual property and organizational costs were determined based on the actual expenses incurred by the stockholder in arms lengths transactions with third parties.

6. Nonqualified stock option plan:

On September 18, 2015, the Company adopted a Nonqualified Stock Option Plan, authorizing the grant of stock options exercisable for up to 5,000,000 shares of common stock.   As of December 31, 2015, no options to acquire shares of common stock are promised or outstanding relating to grants to advisors and consultants of the Company. These grants vest over terms ranging from two to four years subject to the grantee's continued service to the Company.

7. Related party transactions:

The following transactions occurred between the Company and its related party:

The Company entered into its line of credit agreement with PeoplesVC, a corporation under common control, for $100,000 with interest being paid at a rate of 2% per annum. Borrowings for the four month period ended December 31, 2015 totaled $10,000 – there were no loan repayments.

8. Risk and uncertainties:

The Company is a development stage entity, thus there is a high level of risk and uncertainty associated with future operations.   There are no guarantees that qaZING, Inc. will be successful in generating revenues or developing an adequate customer base for the Company's planned products and services. There are also risks and uncertainties associated with the Company's ability to raise adequate working capital from investors to finance the development and marketing of their products.

9. Subsequent events:

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through April 26, 2016, the date the financial statements were available to be issued. No events were noted for disclosure.